SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Parent Company and
Consolidated Financial
Statements

TIM Participações S.A.

December 31, 2005 and 2004
with Report of Independent Auditors

TIM PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

December 31, 2005 and 2004

A free translation from Portuguese into English of the Report of Independent Auditors on financial statements prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
TIM Participações S.A.

1. We have audited the accompanying balance sheets of TIM Participações S.A. and the accompanying consolidated balance sheets of TIM Participações S.A. and its subsidiaries as of December 31, 2005 and 2004, and the related statements of income, of shareholders’ equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audits in accordance with generally accepted auditing standards in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries, (b) the examination, on a test basis, of the documentary evidence and accounting records supporting the amounts and disclosures in the financial statements, and (c) an assessment of the accounting practices used and significant estimates made by the Company’s and subsidiaries’ management, as well as an evaluation of the overall financial statement presentation.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TIM Participações S.A. and the consolidated financial position of TIM Participações S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations, changes in their shareholders’ equity and changes in their financial position for the years then ended, in conformity with the accounting practices adopted in Brazil.

4. Our audits were conducted with the objective of expressing an opinion on the financial statements referred to in the first paragraph above. The statements of cash flows (company and consolidated) and value added (company and consolidated) for the year ended December 31, 2005, prepared in accordance with the accounting practices adopted in Brazil, are presented to provide additional information on the Company, and are not a required component of the financial statements. This supplementary information was submitted to the same audit procedures described in the second paragraph above and, in our opinion is fairly presented, in all material respects, in relation to the basic financial statements taken as a whole.

Rio de Janeiro, January 18, 2006

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/0-6-F-RJ

Mauro Moreira
Accountant CRC-1RJ072056/O-0

A free translation from Portuguese into English of the financial statements prepared in accordance with the accounting practices adopted in Brazil

TIM PARTICIPAÇÕES S.A.

BALANCE SHEETS
December 31, 2005 and 2004
(In thousands of reais)

	Parent company		Consolidated

	2005	2004	2005	2004

Assets
Current assets
Cash and cash equivalents	5,972	1,299	1,281,768	856,332
Accounts receivable	-	-	723,335	608,122
Inventories	-	-	81,880	47,200
Taxes and contributions recoverable	18,167	13,587	114,065	91,154
Deferred income and social contribution
taxes	1,137	1,512	103,118	108,706
Dividends and interest on capital
recoverable	146,776	126,037	-	-
Prepaid expenses	-	-	6,321	1,195
Other current assets	294	474	2,952	3,638

	172,346	142,909	2,313,439	1,716,347

Noncurrent assets
Taxes and contributions recoverable	6,873	-	69,946	46,750
Deferred income and social contribution
taxes	2,312	2,156	117,478	163,114
Related parties	-	108	18,618	397
Escrow deposits	447	341	26,278	30,291
Other noncurrent assets	13	-	4,706	1,505

	9,645	2,605	237,026	242,057

Permanent assets
Investments	2,727,775	2,012,656	8,310	9,890
Property, plant and equipment	-	-	1,826,288	1,627,862

	2,727,775	2,012,656	1,834,598	1,637,752

Total assets	2,909,766	2,158,170	4,385,063	3,596,156

	Parent company		Consolidated

	2005	2004	2005	2004

Liabilities and shareholders’ equity
Current liabilities
Suppliers	3,364	797	1,056,721	691,022
Loans and financing	-	-	25,707	62,872
Salaries and related charges	1,379	755	22,685	20,842
Taxes, charges and contributions	20,909	15,806	157,666	153,563
Concessions payable	-	-	8,741	11,361
Dividends and interest on capital
payable	131,178	79,017	141,606	114,678
Related parties	-	34,948	45,042	2,944
Other current liabilities	194	-	21,909	21,238

	157,024	131,323	1,480,077	1,078,520

Noncurrent liabilities
Loans and financing	-	-	105,076	41,220
Taxes, charges and contributions	-	-	4,634	26,005
Provision for contingencies	3,215	2,643	42,787	32,602
Supplementary pension plan	3,584	3,697	3,584	3,697
Concessions payable	-	-	2,962	-

	6,799	6,340	159,043	103,524

Minority interests	-	-	-	393,605

Shareholders’ equity
Capital	1,472,075	884,504	1,472,075	884,504
Capital reserves	192,081	240,634	192,081	240,634
Income reserves	1,081,787	895,369	1,081,787	895,369

	2,745,943	2,020,507	2,745,943	2,020,507

Total liabilities and shareholders’ equity	2,909,766	2,158,170	4,385,063	3,596,156

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
Years ended December 31, 2005 and 2004
(In thousands of reais, except earnings per share, expressed in reais)

	Parent company		Consolidated

	2005	2004	2005	2004

Gross revenues
Telecommunications services	-	-	3,169,742	2,782,403
Sale of goods	-	-	733,530	646,772

	-	-	3,903,272	3,429,175

Deductions from gross revenues	-	-	(985,057)	(864,543)

Net revenues	-	-	2,918,215	2,564,632

Cost of services rendered	-	-	(841,102)	(784,233)
Cost of goods sold	-	-	(536,470)	(513,662)

Gross profit	-	-	1,540,643	1,266,737

Operating income (expenses):
Selling	-	-	(798,106)	(647,277)
General and administrative	(18,328)	(20,764)	(185,946)	(182,442)
Equity pickup	463,407	334,788	-	-
Amortization of goodwill on privatization	-	-	(50,450)	(50,450)
Amortization of concessions	-	-	(9,295)	(8,626)
Other operating income (expenses)	(1,360)	(4,182)	(16,014)	10,164

	443,719	309,842	(1,059,811)	(878,631)

Income before financial results	443,719	309,842	480,832	388,106

Financial income (expenses):
Financial income	3,274	1,938	158,546	133,613
Financial expenses	(11,175)	(10,130)	(83,634)	(68,801)
Foreign exchange variation, net	,010	-	(2,482)	(4,241)

	(7,891)	(8,192)	72,430	60,571

Operating income	435,828	301,650	553,262	448,677

Non-operating loss	-	(4,997)	(2,260)	(4,592)

Income before income and social contribution taxes
and minority interests	435,828	296,653	551,002	444,085

Provision for income and social contribution taxes	(1,339)	(9,781)	(130,338)	(108,037)

Income before minority interests	434,489	286,872	420,664	336,048

Minority interests	-	-	(21,464)	(70,113)

Net income for the year	434,489	286,872	399,200	265,935

Earnings per thousand shares outstanding at year-end
(R$)	0.49	0.41

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

STATEMENTS OF SHAREHOLDERS’ EQUITY
(PARENT COMPANY)
Years ended December 31, 2005 and 2004
(In thousands of reais)

		Capital reserves			Income reserves

			Reserve
			for
		Special	future			Unearned
		goodwill	capital	Legal	Dividends	income	Expansion	Retained
	Capital	reserve	increase	reserve	payable	reserve	reserve	earnings	Total

Balances at December 31, 2003	369,163	148,565	-	29,835	-	-	379,423	-	926,986

Capital increase with transfer of reserve	87,102	(27,102)		-	-	-	(60,000)	-	-
Capital and reserves increase with incorporation
of net assets:
Tele Nordeste Celular Participações S.A.	428,239	119,171		32,839	2,300	18,838	280,194	-	881,581
Realization of special dividends reserve	-	-		-	(2,300)	-	-	-	(2,300)
Net income for the year	-	-		-	-	-	-	286,872	286,872
Allocation of net income for the year:
Legal reserve	-	-		14,343	-	-	-	(14,343)	-
Interest on capital	-	-		-	-	-	-	(30,000)	(30,000)
Dividends	-	-		-	-	-	-	(42,632)	(42,632)
Expansion reserve	-	-		-	-	-	199,897	(199,897)	-

Balances at December 31, 2004	884,504	240,634	-	77,017	-	18,838	799,514	-	2,020,507

Capital increase with transfer of reserve	170,496	(54,954)	-	-	-	-	(115,542)	-	-
Capital increase with incorporation of shares:
TIM Sul S.A	208,220	-	-	-	-	-	-	-	208,220
TIM Nordeste Telecomunicações S.A.	206,849	-	-	-	-	-	-	-	206,849
Capital increase related to stock option plan	2,006	-	-	-	-	-	-	-	2,006
Capital reserve increase	-		6,401	-	-	-	-	-	6,401
Realization of unearned income reserve	-	-	-	-	-	(18,838)	-	-	(18.838)
Net income for the year	-	-	-	-	-	-	-	434,489	434,489
Allocation of net income for the year:
Legal reserve	-	-	-	21,724	-	-	-	(21,724)	-
Interest on capital	-	-	-	-	-	-	-	(70,000)	(70,000)
Dividends	-	-	-	-	-	-	-	(43,691)	(43,691)
Expansion reserve	-	-	-	-	-	-	299,074	(299,074)	-

Balances at December 31, 2005	1,472,075	185,680	6,401	98,741	-	-	983,046	-	2,745,943

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2005 and 2004
(In thousands of reais)

	Parent company		Consolidated

	2005	2004	2005	2004

Sources of working capital
Net income for the year	434,489	286,872	399,200	265,935
Amounts which do not affect working capital:
Exchange and monetary variation and interest	(875)	2,640	1,748	9,038
Provision for contingencies	,572	2,589	6,676	11,678
Equity pickup	(463,407)	(334,788)	-	-
Depreciation and amortization	1,582	2,472	481,907	332,534
Residual value of fixed asset disposals	-	1,794	5,723	1,643
Gain on investments	-	5,950	-	-
Minority interests	-	-	21,464	45,526
Pension supplementation	(113)	(36)	(113)	(36)

Total from operations	(27,752)	(32,507)	916,605	666,318

From shareholders
Capital subscription	417,075	-	417,075	-
Capital reserve increase	6,401	-	6,401	-
From subsidiaries
Dividends receivable	61,775	65,591	-	-
Interest on capital receivable	100,000	71,112	-	-
Effect of merger with Tele Nordeste Celular Partic. S.A.:
Noncurrent assets	-	(884)	-	(101,958)
Investment	-	(889,316)	-	-
Property, plant and equipment	-	(2,621)	-	(662,453)
Noncurrent liabilities	-	18,604	-	53,195
Minority interests	-	-	-	165,891
Net assets	-	881,581	-	881,579

	585,251	144,067	423,476	336,254

From third parties
Decrease in noncurrent assets	1,792	23,066	202,958	156,445
Increase in noncurrent liabilities	-	24,511	3,509	26,665
New loans and financing	-	-	85,349	-
Tax incentive – ADENE	-	-	35,289	25,611

	1,792	47,577	327,105	208,721

Total sources	559,291	159,137	1,667,186	1,211,293

Applications of working capital
Acquisition of fixed assets	-	-	684,474	586,355
Increase in investments with company merger	415,069	-	-	-
Increase in noncurrent assets	7,957	15,925	197,463	135,646
Decrease in noncurrent liabilities		45,950	42,116	110,879
Minority interests	-	-	415,069	-
Dividends	62,529	44,932	62,529	44,932
Interest on capital	70,000	30,000	70,000	30,000

Total applications	555,555	136,807	1,471,651	907,812

Increase in working capital	3,736	22,330	195,535	303,481

Changes in working capital:
Current assets
At end of year	172,346	142,909	2,313,439	1,716,347
At beginning of year	142,909	47,220	1,716,347	752,695

	29,437	95,689	597,092	963,652
Current liabilities
At end of year	157,024	131,323	1,480,077	1,078,520
At beginning of year	131,323	57,964	1,078,520	418,349

	25,701	73,359	401,557	660,171

Increase in working capital	3,736	22,330	195,535	303,481

See accompanying notes.

TIM PARTICIPAÇÕES S.A.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

1. Operations

TIM Participações S.A., with registered office located at Avenida das Américas, 3.434 – building 1, 7th floor – part, Rio de Janeiro – Rio de Janeiro state, is a listed entity directly controlled by TIM Brasil Serviços e Participações S.A., a company of the Telecom Italia Group, which has the ownership of 50.33% of the voting capital and 19.88% of the total capital, of which the business purpose is to control companies carrying out telecommunications services, including mobile telephony services, among others, in the areas of their concessions and/or authorizations.

The Company has the controlling ownership of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. TIM Sul S.A. provides mobile telephony services in the states of Paraná (except for the cities of Londrina and Tamarana), Santa Catarina and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu, in the state of Rio Grande do Sul. TIM Nordeste Telecomunicações S.A. provides mobile telephony services in the states of Alagoas, Ceará, Piauí, Rio Grande do Norte, Paraíba and Pernambuco.

Services provided by the subsidiaries and the respective rates are regulated by ANATEL (“Agência Nacional de Telecomunicações”), regulatory authority of telecomunications in Brazil.

2. Corporate Reorganization

a) Corporate merger

On June 1, 2004, Tele Celular Sul Participações S.A. and Tele Nordeste Celular Participações S.A., subsidiaries of TIM Brasil Serviços e Participações S.A., released significant information stating that their Boards of Directors authorized the Protocol and Justification of Merger, which proposed the merger of Tele Nordeste Celular Participações S.A. by Tele Celular Sul Participações S.A.

On August 30, 2004, with ANATEL approval, the Shareholders’ General Meeting of Tele Celular Sul Participações S.A. approved the proposal of the Board of Directors for the merger of net assets of Tele Nordeste Celular Participações S.A. at book value. In such meeting, Tele Celular Sul Participações S.A. was renamed TIM Participações S.A.

Net assets were included in the merging company’s equity through the transfer of credit and debit balances on a line by line basis. Accordingly, the merging company’s results include the revenues and expenses of the merged company until the base date of the merger (June 30, 2004).

2. Corporate Reorganization (Continued)

b) Incorporation of shares of TIM Sul S.A and TIM Nordeste Telecomunicações S.A.

On April 26, 2005, TIM Participações S.A. released significant information stating that its Boards of Directors authorized the Protocol and Justification of Merger, which proposed the incorporation of all the shares of TIM Sul S.A and TIM Nordeste Telecomunicações S.A by TIM Participações S.A.

On May 30, 2005, the Extraordinary General Meetings of TIM Sul S.A, TIM Nordeste Telecomunicações S.A. and TIM Participações S.A. approved the incorporation of all the shares of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. by TIM Participações S.A., making the companies into wholly-owned subsidiaries of TIM Participações S.A.

This operation intended to concentrate liquidity of the shares of the three companies into only one company, TIM Participações S.A., as well as to reduce expenses related to controls and the maintenance of several shareholders in different companies.

The withdrawing right of shareholders holding common shares of TIM Participações S.A., as well as that of minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., expired on July 1, 2005. The amount disbursed by the companies for payment of the dissident minority was of R$ 0.8, represented by 153,861 common shares and 154,407 preferred shares.

3. Presentation of the Financial Statements

a) Basis of presentation

The parent company and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil and the rules applicable to concessionaires of public telecommunications services as well as the rules and accounting procedures established by the Brazilian Securities Commission (CVM).

TIM Participações S.A. is a publicly-traded company, with American Depositary Receipts being traded on the New York stock exchange – USA. Based on that, the Company is subject to the rules of the Security Exchange Commission (SEC) and, aiming to meet market needs, the Company adopts the procedure to disclose information simultaneously to both markets in Brazilian reais, in Portuguese and English.

3. Presentation of the Financial Statements (Continued)

b) Consolidated Financial Statements

The consolidated financial statements include assets, liabilities and the result of operations of the Company and its subsidiaries, which are as follows:

	Ownership %

	2005	2004

TIM Sul S.A.	100.00	81.73
TIM Nordeste Telecomunicações S.A.	100.00	81.75

The main consolidation procedures are as follows:

I. Elimination of asset and liability accounts among the consolidated companies;
II. Elimination of the participation in capital, reserves and retained earnings of the subsidiaries;
III. Elimination of revenues and expenses generated by transactions among the consolidated companies;
IV. Separate disclosure of the minority interest participation in the consolidated financial statements, where applicable.

Reconciliation of the results of operations is set out below:

	2005	2004

Parent company	434,489	286,872
ADENE tax incentive directly recorded in shareholders'
equity of subsidiary TIM Nordeste Telecomunicações S.A.	(35,289)	(20,937)

Consolidated	399,200	265,935

c) Comparability of the financial statements

To allow better comparison with the financial statements for the current year, certain reclassifications were made in the financial statements for 2004. However, the amount of said reclassifications is not material in relation to the financial statements, as such, are not being disclosed.

4. Summary of Accounting Practices

a) Cash and cash equivalents

These represent cash and bank balances and short-term investments, recorded at cost, plus interest accrued up to the balance sheet date.

b) Accounts receivable

Accounts receivable from mobile telephone subscribers are calculated at the tariff rate on the date the services were rendered. Accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced and receivables from sales of handsets and accessories.

c) Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of overdue accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on the receivables.

d) Inventories

Refer to cellular handsets and accessories, which are stated at average acquisition cost, and does not exceed replacement cost. A provision to adjust the slow-moving items balance to the related realization value was recorded.

e) Investments

Investments in subsidiaries are carried under the equity method based on the subsidiaries’ equity at the balance sheet date and consistent with the accounting practices adopted by the Company.

Other investments are stated at acquisition cost, reduced to their realization value, when applicable.

f) Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs which extend the useful lives of the related assets are capitalized, while other routine costs are charged to the result of operations.

Interest computed on debts that finance the construction of property, plant and equipment, is capitalized until the related assets become operational.

4. Summary of Accounting Practices (Continued)

f) Property, plant and equipment (Continued)

Noncurrent assets, mainly property, plant and equipment, are periodically reviewed for possible impairment.

The useful lives of all property, plant and equipment items are regularly reviewed to reflect any technological changes.

g) Income and social contribution

Income tax is calculated based on the taxable income for the period, as determined by current legislation. Social contribution is calculated based on prevailing tax rates, considering pretax income.

The subsidiary TIM Nordeste Telecomunicações S.A., through Certificates (“Laudos Constitutivos”) No. 0144/2003 and No. 0232/2003, issued on March 31, 2003 by the Agency for Development of the Northeast Region of Brazil - ADENE, became eligible to the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities ("lucro da exploração") resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services.

Income tax is calculated based on the taxable income for the period, as determined by current legislation. Social contribution is calculated based on prevailing tax rates, considering pretax income. Deferred taxes are recognized on temporary differences and income and social contribution tax losses, when applicable. The amount of the aforementioned tax benefit of income tax reduction is recorded as a reduction in the provision for income tax payable, against capital reserve – tax incentive, in shareholders’ equity of the subsidiary TIM Nordeste Telecomunicações S.A.

Deferred taxes related to temporary differences and tax losses are recorded as current and noncurrent assets, and the expected realization is supported by projected future taxable income, which is reviewed every year and properly approved by Company’s management.

4. Summary of Accounting Practices (Continued)

h) Loans and financing

Loans and financing include accrued interest to the balance sheet date. The Company’s subsidiaries are party to certain derivative instruments, related to its U.S. dollar denominated liabilities with the objective of hedging themselves against risks associated with unexpected real/U.S. dollar exchange rates. Additionally, the subsidiaries also are party to certain derivative instruments with the objective of heding themselves against risk associated to variations of market interest rates. Gains and losses from such operations are recognized in the statement of income under the accrual method, based on the rates established in the contracts.

i) Provision for contingencies

The provision for contingencies is recorded based on estimates which take into consideration the opinion of the Company and its subsidiaries’ management and of their legal advisors, and is recorded based on the probable losses at the end of the claims.

j) Revenue recognition

Service revenues are recognized as the services are provided. Billings are monthly recorded. Unbilled revenues from the last billing date to a client and the month end are measured and recognized during the month in which the service was provided. Revenues from pre-paid telecommunication services are deferred and recorded to income in the period in which they are utilized. Revenues from the sale of handsets and accessories are recognized as the products are delivered to and accepted by end consumers or distributors.

k) Financial income (expenses)

It represents interest and exchange and monetary variations related to marketable securities, hedge contracts, loans and financing received and granted.

l) Pension plans

The Company and its subsidiaries record the adjustments related to the obligations of the employees’ pension plan in conformity with the rules established by IBRACON NPC 26, approved by CVM Instruction No. 371.

m) Minority interests

Minority interests correspond to the interest of the minority shareholders in the subsidiaries. On May 30, 2005, the subsidiaries were converted into wholly-owned subsidiaries of the Company.

4. Summary of Accounting Practices (Continued)

n) Use of estimates

The preparation of financial statements in conformity with accounting practices adopted in Brazil requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the Financial Statements date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

o) Foreign currency transactions

Transactions in foreign currency are recorded at the rate of exchange prevailing of the transaction date. Foreign currency denominated assets and liabilities are translated into reais using the exchange rate of the balance sheet date, which is reported by the Central Bank of Brazil. Exchange gains and losses are recognized in the statement of income as they occur.

p) Employees’ profit sharing

The Company and its subsidiaries record a provision for employees’ profit sharing, based on the targets disclosed to its employees and approved by the Board of Directors. The related amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

q) Interest on capital

Interest on capital paid and/or payable are recorded against financial expenses, which, for financial reporting purposes, are reclassified and disclosed as appropriation of net income for the year, in the statement of shareholders’ equity. Interest on capital received and/or receivable are recorded against financial income, which are reclassified and disclosed as equity pickup. For presentation purposes, impacts on the result of operations are eliminated, and the reduction is presented in the investments account.

r) Supplemental information

In order to provide additional information, the following are being presented: a) statement of cash flows, prepared according to the Accounting Rules and Procedures – NPC 20 issued by IBRACON, and; b) value added statement, prepared according to Resolution – CFC #1.010.

5. Cash and Cash Equivalents

	Parent company

	2005	2004

Cash and banks	55	1,033
Short-term investments	5,917	266

	5,972	1,299

	Consolidated

	2005	2004

Cash and banks	30,124	89,873
Short-term investments	1,251,644	766,459

	1,281,768	856,332

The balance of short-term investments of the Company is backed by government securities (LFTs and LTN’s). The balance of short-term investments of the subsidiaries also include Bank Deposit Certificates (CDB) issued by first tier banks, with interest of 101.47% of Interbank Deposit Certificates (CDI) variation.

These investments can be withdrawn at any time, with no impact on recorded yield.

6. Accounts Receivable

	Consolidated

	2005	2004

Services billed	233,948	230,208
Unbilled services	123,621	95,922
Network use	176,810	129,393
Sale of handsets	258,513	216,906

	792,892	672,429

Allowance for doubtful accounts	(69,557)	(64,307)

	723,335	608,122

Annually, the criteria for determining the allowance for doubtful accounts are reviewed in order to reflect the current risk scenario related to accounts receivable.

7. Inventories

	Consolidated

	2005	2004

Cellular handsets	78,435	47,424
Accessories and kits for prepaid cards	1,770	1,885
TIM "chips"	9,100	3,373

	89,305	52,682

Provision for adjustment to realization value	(7,425)	(5,482)

	81,880	47,200

8. Taxes and Contributions Recoverable

	Parent company

	2005	2004

Income tax	9,609	2,771
Social contribution tax	9	9
Withholding income tax (IRRF) on interest on capital	15,000	10,667
IRRF recoverable	422	140

	25,040	13,587

Current	(18,167)	(13,587)

Noncurrent	6,873	-

	Consolidated

	2005	2004

Income tax	18,761	12,335
Social contribution tax	3,691	2,883
ICMS	111,841	84,854
PIS/COFINS	18,080	17,907
IRRF on interest on capital	15,000	10,667
IRRF recoverable	14,657	8,344
Other	1,981	914

	184,011	137,904

Current	(114,065)	(91,154)

Noncurrent	69,946	46,750

8. Taxes and Contributions Recoverable (Continued)

The noncurrent portion refers to recoverable income tax at the parent company level, and also refers to ICMS on fixed assets of the subsidiaries at the consolidated level.

9. Income and Social Contribution Taxes

The deferred income and social contribution taxes are comprised as follows:

	Parent company

	2005	2004

Tax loss carryforwards – income tax	650	1,009
Tax loss carryforwards – social contribution tax	234	363
Provision for contingencies	1,093	899
Provision for pension plan	1,218	1,257
Provision for employees’ profit sharing	254	140

	3,449	3,668

Current	(1,137)	(1,512)

Noncurrent	2,312	2,156

	Consolidated

	2005	2004

Goodwill on privatization	383,322	531,704
Reversal of the provision for integrity of equity	(252,992)	(350,924)

Tax credit from merger	130,330	180,780
Tax loss carryforwards - income tax	5,912	25,639
Tax loss carryforwards – social contribution tax	2,149	9,250
Depreciation of free lease handsets	21,832	16,192
Allowance for doubtful accounts	23,649	21,865
Provision for contingencies	14,548	8,067
Accelerated depreciation of TDMA equipment	14,682	4,663
Provision for pension plans	1,218	1,257
Provision for employees’ profit sharing	3,158	1,551
Other provisions	3,118	2,556

	220,596	271,820

Current	(103,118)	(108,706)

Noncurrent	117,478	163,114

The Company and its subsidiary TIM Sul S.A., based on the expectation of future taxable profit generation, recognize tax credits arising from tax loss related to income and social contribution taxes carried forward from prior years, which have no expiration date. The use of these tax credits is limited to 30% of the annual taxable income.

9. Income and Social Contribution Taxes (Continued)

The deferred tax asset related to the tax credit resulting from merger refers to the future tax benefit, as a consequence of the restructuring plan started in 2000. The matching account of the referred tax benefit is a special reserve for goodwill in shareholders’ equity and is realized based on the estimated future profitability and the time of the concession, which is expected to terminate in 2008. The goodwill amortization is recorded in the statement of income.

In 2005, R$50,450 (R$50,450 in 2004) related to such goodwill were realized. Also under the terms of the restructuring plan, the effective tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder. The minority shareholders are ensured of preemptive right on acquisition of an amount proportional to the new capital of the controlling shareholder. The special goodwill reserve recorded by the Company’s subsidiary represents the parent company’s right on future capitalization (see Note 20-b).

In accordance with projections made by the subsidiaries’ management, the noncurrent portion of deferred taxes will be realized as follows:

Consolidated

2007	88,048
2008	29,430

117,478

Income and social contribution tax expenses are as follows:

	Parent company		Consolidated

	2005	2004	2005	2004

Current income tax	(818)	(3,589)	(95,208)	(68,648)
Current social contribution tax	(302)	(1,301)	(34,355)	(25,189)

	(1,120)	(4,890)	(129,563)	(93,837)

Deferred income tax	(161)	(3,596)	(570)	(10,762)
Deferred social contribution tax	(58)	(1,295)	(205)	(3,438)

	(219)	(4,891)	(775)	(14,200)

	(1,339)	(9,781)	(130,338)	(108,037)

9. Income and Social Contribution Taxes (Continued)

The reconciliation between income and social contribution tax expenses, tax expense calculated based on combined statutory rates, and the amount recorded in the statement of income, is as follows:

	Parent company

	2005	2004

Income before income and social contribution taxes	435,828	296,653

Combined statutory rate	34%	34%

Income and social contribution taxes at combined statutory rate	(148,182)	(100,862)

(Additions)/Exclusions:
Equity pickup (net of interest on capital)	147,358	89,650
Amortization of goodwill reserve	(537)	(537)
Other	22	1,968

	146,843	91,081

Income and social contribution taxes debited to income for the year	(1,339)	(9,781)

Effective rate	0.31%	3.30%

	Consolidated

	2005	2004

Income before income and social contribution taxes	551,002	444,085

Combined statutory rate	34%	34%

Income and social contribution taxes at combined statutory rate	(187,341)	(150,989)

(Additions)/Exclusions:
Realization of the provision for equity integrity	33,297	33,297
Interest on capital	23,800	10,200
Exclusion of balances of provisions	4,516	-
Amortization of goodwill reserve	(537)	(537)
Other	(4,073)	(8)

	57,003	42,952

Income and social contribution taxes debited to income for the year	(130,338)	(108,037)

Effective rate	23.65%	24.33%

10. Related Parties

The balances and transactions with related parties at December 31, 2005 are as follows:

Parent company

	Assets	Liabilities	Income	Expense

	Total	Total	Total	Total	Total
	2004	2004	2004	2005	2004

TIM Nordeste Telecom. S.A.	-	17,265	15,755	246	1,381
TIM Sul S.A.	108	17,683	1,071	356	991

Total	108	34,948	16,826	602	2,372

Loan agreement

In January 2005, loan agreements with subsidiaries were settled. These agreements borne interest of 104.22% of Interbank Deposit Certificate (CDI) variation.

Consolidated

	Assets

	Accounts	Accounts
	receivable	receivable –
	– Network	Sales of	Total	Total
	use	handsets	2005	2004

TIM Celular S.A.	14,138	4,391	18,529	387
Maxitel S.A.	89	-	89	11

Total	14,227	4,391	18,618	397

10. Related Parties (Continued)

	Liabilities

		Accounts
	Accounts	payable –
	payable –	Purchase
	Network	of	CSP 41 -	Other	Total	Total
	use	handsets	Cobilling	debts	2005	2004

TIM Celular S.A.	28	3,403	32,984	-	36,415	253
Maxitel S.A.	217	688	-	-	905	-
Blah!	-	-	-	1,102	1,102	2,691
Telecom Italia S.p.A.	-	-	-	5,285	5,285	-
IT Telecom Italia	-	-	-	1,335	1,335	-

Total	245	4,091	32,984	7,722	45,042	2,944

	Income

	Network	Sales of	Total
	use	handsets	2005

TIM Celular S.A.	111,481	6,666	118,147
Maxitel S.A.	89	4	93

Total	111,570	6,670	118,240

	Cost/Expense

	Network		Total	Total
	Usage	Other	2005	2004

TIM Celular S.A.	28	-	28	9,302
Maxitel S.A.	217	-	217	-
Blah!	-	4,771	4,771	13,824

Total	245	4,771	5,016	23,126

CSP 41 - Cobilling

Due to the superposition of licenses granted by Anatel with another already held by another company of the TIM Group in Brazil, the authorizations of the subsidiaries of TIM Participações S.A for long-distance services were terminated in 2005. The customers of the subsidiaries started to make long-distance calls selecting the code of any of the operators authorized to render the service. As such, the subsidiaries of TIM Participações S.A stopped to receive income from long-distance services and, consequently, do not incur costs related to this service.

10. Related Parties (Continued)

CSP 41 – Cobilling (Continued)

Since March 2005, TIM Celular, a company of the TIM Brazil Group, started to be the sole license holder in the TIM Group to render long-distance services. In view of this, the subsidiaries of TIM Participações S.A. started to record the amounts billed to their customers for use of the service as intercompany accounts payable (“cobilling”).

Network use

The subsidiaries of TIM Participações S.A. record as intercompany accounts receivable the revenues related to the tariff for network use (VU-M), received from the operator rendering long-distance services in the TIM Group, for calls made using their networks.

Handsets purchase and sale

In order to optimize excess inventory at TIM Group companies, handset purchase and sale operations were carried out in the year among Group companies. These operations were carried out at cost of acquisition of handsets from third parties.

Purchases of handsets from Group companies totaled R$ 10,769 in 2005.

Other expenses

The amount classified as other expenses refers to expenses with services rendered by Blah! Sociedade Anônima de Serviços e Comércio to the subsidiaries.

11. Escrow deposits

	Consolidated

	2005	2004

Civil and labor claims	5,037	3,305
ICMS – Agreement 69/98	2,294	11,830
ICMS 5% tax difference in Santa Catarina state	11,779	8,085
Other	7,168	7,071

	26,278	30,291

11. Escrow deposits (Continued)

In September 2005, the subsidiary TIM Sul S.A. prevailed in a proceeding contesting ICMS Agreement 69/98 in the Paraná state, and the corresponding escrow deposit was assigned to the subsidiary. The remaining balance refers to the Santa Catarina state.

12. Investments

	Parent company

	2005	2004

Investments
Subsidiaries	2,719,487	2,002,786
Other	8,288	9,870

	2,727,775	2,012,656

a) Equity interest in subsidiaries

	2005

	TIM Nordeste
	Telecomunicações	Tim Sul
	S.A.	S.A.	Total

- Subsidiaries
Capital	535,995	1,001,243

Number of shares held	29,749,763,679	15,747,586,938

Total equity interest held	100%	100%

Adjusted shareholders’ equity	1,267,185	1,266,308

Net income for the year	215,745	233,837

Equity pickup	238,868	224,539	463,407

Investment value	1,267,185	1,266,308	2,533,493
Special goodwill reserve (*)	94,303	91,691	185,994

Investment value	1,361,488	1,357,999	2,719,487

- Other (**)
Goodwill – cost		16,918	16,918

Accumulated goodwill
amortization		(8,630)	(8,630)

		8,288	8,288

12. Investments (Continued)

a) Equity interest in subsidiaries (Continued)

	2004

	TIM Nordeste
	Telecomunicações	Tim Sul
	S.A	S.A	Total

- Subsidiaries
Capital	508,799	971,470

Number of shares held	23,760,037,374	12,529,889,700

Total equity interest held	81.75%	81.73%
Voting capital held	94.09%	90.65%

Adjusted shareholders’ equity	1,066,755	1,088,788

Net income for the year	184,766	199,197

Equity pickup	171,985	162,803	334,788

Investment value	872,072	889,866	1,761,938
Special goodwill reserve (*)	119,384	121,464	240,848

Investment value	991,456	1,011,330	2,002,786

- Other (**)
Goodwill – cost		16,918	16,918

Accumulated goodwill
amortization		(7,048)	(7,048)

		9,870	9,870

(*) The special reserve for goodwill recorded at TIM Nordeste Telecomunicações S.A. and TIM Sul S.A. represents the parent company’s right on future capitalization. These tax benefits relate to goodwill paid on the privatization of Tele Nordeste Celular Participações S.A., as from August 2004 merged into TIM Participações S.A. (Note 2), and Tele Celular Sul Participações (former TIM Participações S.A.), and the matching account of the referred tax benefit is a special goodwill reserve in shareholders’ equity, which is realized based on the estimated future profitability and the time of the concession, which is expected to terminate in 2008.

12. Investments (Continued)

(**) Goodwill on TIM SUL S.A. was recorded based on future profitability and will be amortized over ten years. In view of projected results for the investee, for the first two years goodwill was amortized at a rate of 4% per annum and the remaining balance is being amortized on a straight line basis over the remaining eight years to 2008.

(b) Changes in investments in subsidiaries:

	TIM
	Nordeste
	Telecom.	TIM Sul
	S.A.	S.A.	Total

Balance of investment at December 31, 2003	-	921,336	921,336

Shareholders’ equity at December 31, 2003
of merged company	889,316	-	889,316
Interest on capital and dividends	(64,950)	(71,754)	(136,704)
Equity pickup	171,985	162,803	334,788
Loss on goodwill capitalization	(4,895)	(1,055)	(5,950)

Balance of investment at December 31, 2004	991,456	1,011,330	2,002,786

Capital increase	206,849	208,220	415,069
Interest on capital and dividends	(75,685)	(86,090)	(161,775)
Equity pickup	238,868	224,539	463,407

Balance of investment at December 31, 2005	1,361,488	1,357,999	2,719,487

13. Property, Plant and Equipment

		Consolidated

		2005			2004

	Annual
	depreciation
	rate		Accumulated
	%	Cost	depreciation	Net	Net

SMP exploration rights	20	43,527	(21,876)	21,651	30,690
Switching/transmission
equipment	14.29	2,717,533	(1,852,942)	864,591	826,543
Leasefree handsets	50	211,168	(145,396)	65,772	51,805
Infrastructure	33.33	296,518	(118,724)	177,794	157,509
Leasehold improvements	33.33	59,873	(32,571)	27,302	19,881
Software and hardware	20	181,190	(87,104)	94,086	44,648
Assets for general use	10	39,814	(18,124)	21,690	16,567
Intangible assets	20	662,633	(314,412)	348,221	238,485

Assets and installations in
service		4,212,256	(2,591,149)	1,621,107	1,386,128

Land		6,397	-	6,397	6,241

Construction in progress		198,784	-	198,784	235,493

		4,417,437	(2,591,149)	1,826,288	1,627,862

The subsidiaries use rented areas for installation of their transmission equipment, of which the rental amount is provisioned and posted monthly to income.

The balance of construction in progress basically refers to the construction of new transmission units (Cell Sites - BTS) for network expansion.

In 2005, the amount of R$1,352 was recorded in property, plant and equipment (R$ 1,607 in 2004) by subsidiary TIM Nordeste Telecomunicações S.A., referring to interest capitalization. There was no such recording by TIM Sul S.A in 2005 (R$ 4,869 in 2004).

SMP exploration rights

Authorization to render the Personal Mobile Service (SMP) of the subsidiaries was granted by means of the terms signed in 2002, 2003 and 2004 with Anatel for exploration of SMP during fifteen years within the companies’ operating area.

In 2003 and 2004, the subsidiaries obtained authorization from Anatel to use radiofrequency blocks associated to the authorization to render SMP at the frequency of 900 MHz and 1800 MHz, respectively.

13. Property, Plant and Equipment (Continued)

SMP exploration rights (Continued)

Authorization amounts for exploration of SMP are shown below:

	Consolidated

	TIM
	Nordeste
	Telecom.	TIM Sul
	S.A.	S.A.	2005	2004

SMP exploration rights - principal
Authorizations obtained in 2003	23,211	17,557	40,768	40,768
Authorizations obtained in 2004	2,759	-	2,759	2,759

	25,970	17,557	43,527	43,527

Accumulated amortization	(12,431)	(9,445)	(21,876)	(12,837)

	13,539	8,112	21,651	30,690

Implementation of new technology

The subsidiaries of TIM Participações S.A. began, in the second six-month period of 2003, introducing GSM technology into their service network, supplementing current TDMA technology. At December 31, 2005 no adjustment to the property, plant and equipment account was considered to be necessary, as a result of the new GSM technology implementation, as both technologies are to remain in operation at the companies to 2008, at least. The assets related to TDMA technology have been subject to accelerated depreciation and must be 100% depreciated by 2008.

14. Suppliers

	Parent company		Consolidated

	2005	2004	2005	2004

Suppliers	3,364	797	1,030,937	655,686
Network use services	-	-	25,784	35,336

	3,364	797	1,056,721	691,022

The balance payable for network use services comprises: (i) use of the network of other fixed and mobile cell telephone operators, where calls are initiated in TIM network and end in the network of other operators (detraf); (ii) calls made when customers are outside their registration area, and are therefore considered a visitor in the other network (roaming); and (iii) calls made by customers when they choose another long-distance call operator – CSP (“cobilling”).

15. Loans and Financing

	Consolidated

	2005	2004

Foreign currency – U.S. dollars

Suppliers: bearing exchange rate variation and interest of 7.3% p.a. Subject matter of swap to CDI operation.	-	755

European Bank of Investment: refers to direct financing of US$ 50,000, bearing interest based on the Libor rate for 3- month deposits + 1.625% p.a., subject matter of a hedging operation for which the rate is 100% of the CDI monthly variation to final maturity.	-	44,720

Local currency

Banco do Nordeste: financing subject to pre-fixed interest of 14% p.a., and bonus of 15% and 25% for payments made on time regarding interest. This financing is subject matter of a hedging operation, for which the rate is 69.8% and 75.75% of the CDI monthly variation to final maturity.	106,982	20,018

BNDES – National Bank for Economic and Social Development: this financing bears interest of 4% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Central Bank of Brazil or of the "UMBNDES" of the Basket of Currencies. The basket of currencies financing was subject matter of swap to CDI operation.	18,989	38,122

Hedging contracts	4,812	477

	130,783	104,092

Current	(25,707)	(62,872)

Noncurrent	105,076	41,220

The BNDES loans of subsidiary TIM Sul S.A. are subject to certain covenants covering specific ratios. Out of the five ratios required, the Company did not meet only one as of December 31, 2005.

Company management is carrying negotiations with BNDES to obtain formal debt waiver related to this ratio which was not met. Although the long-term debt in the amount of R$ 604 is scheduled for January 2007 and management believes that the debt waiver will be obtained, said amount was reclassified to current liabilities to meet the accounting practices adopted in Brazil.

15. Loans and Financing (Continued)

Guarantees for these financing operations are as follows: Banco do Nordeste – bank guarantee by Banco Bradesco S.A., and BNDES – link of installments from mobile cell telephone service income.

Subsidiaries enter into hedging transactions to protect themselves against devaluation of the Brazilian currency (“real”) in relation to U.S. dollar and against variation in the fair value of financing indexed to pre-fixed interest rates, of which the term is the same as that stipulated in the financing agreement.

The noncurrent portion of loans and financing matures, as follows:

Consolidated

2007	13,122
2008	17,858
2009	17,809
2010	17,767
2011 onwards	38,520

105,076

16. Salaries and Related Charges

	Parent company

	2005	2004

Salaries and fees	-	41
Social charges	250	102
Labor provisions	1,077	571
Employee retention	52	41

	1,379	755

	Consolidated

	2005	2004

Salaries and fees	1,743	2,067
Social charges	3,901	3,582
Labor provisions	16,120	14,312
Employee retention	921	881

	22,685	20,842

17. Taxes, Charges and Contributions

	Parent company

	2005	2004

IRPJ and CSL	1,121	4,890
COFINS	7,600	5,406
PIS	1,650	1,174
IRRF	10,538	4,336

	20,909	15,806

	Consolidated

	2005	2004

IRPJ and CSL	3,444	4,890
ICMS	99,796	129,532
COFINS	16,569	13,538
PIS	3,594	2,936
FISTEL	8,292	7,528
FUST	1,187	1,247
FUNTTEL	593	624
IRRF	25,641	17,730
Other	3,184	1,543

	162,300	179,568

Current	(157,666)	(153,563)

Noncurrent	4,634	26,005

The subsidiary TIM Sul S.A., entered into an agreement with the Paraná state to defer ICMS tax to be paid in 48 months after the respective triggering event, restated by FCA/PR. This benefit was granted by the Paraná state under “Programa Paraná Mais Emprego”.

18. Concessions Payable

	Consolidated

	TIM Nordeste
	Telecomunicações	TIM Sul
	S.A.	S.A.	2005	2004

SMP exploration rights:
Authorizations acquired	23,649	15,802	39,451	39,451
Payments	(21,166)	(15,802)	(36,968)	(36,968)
Monetary adjustment	5,443	3,777	9,220	8,878

	7,926	3,777	11,703	11,361

Current	(4,964)	(3,777)	(8,741)	(11,361)

Noncurrent	2,962	-	2,962	-

At the end of 2004, Management of the subsidiary TIM Nordeste Telcomunicações S.A. had the intention to liquidate in advance the concessions payable during 2005, which did not occur. Based on the current intention to liquidate such liabilities at the respective due dates, the installments payable after 2006 were reclassified to noncurrent liabilities.

Monetary adjustment of balances payable is based on the General Price Index – Internal Availability (IGP-DI) variation, plus interest of 1% per month.

19. Provision for Contingencies

The Company and its subsidiaries are party to certain legal proceedings (labor, tax and civil) arising in the ordinary course of their business, and have recorded provisions when management believes that it can reasonably estimate probable losses, based on the opinion of their legal advisors.

19. Provision for Contingencies (Continued)

The provision for contingencies is comprised as follows:

	Parent company

	2005	2004

Civil	200	192
Labor	3,015	2,451

	3,215	2,643

	Consolidated

	2005	2004

Civil	15,893	11,356
Labor	8,360	7,545
Tax	15,631	13,701
Regulatory	2,903	-

	42,787	32,602

Civil contingencies

Civil contingencies refer to claims filed by former customers in connection with billing disputes, as well as claims for civil damages.

Labor contingencies

These involve several labor claims, mainly related to salary differences, salary parity and overtime payment, among others.

19. Provision for Contingencies (Continued)

Tax contingencies

The subsidiary TIM Nordeste Telecomunicações S.A. was served delinquency notice by the Ceará state tax authorities, amounting to R$ 12,721, related to (i) disallowing of expenses used in the determination of IRPJ in the period 1999 to 2001, corresponding to the amount of R$ 8,402; (ii) unpaid CSLL differences in 1998 to 2001, in the amount of R$ 3,208; and (iii) unpaid PIS and COFINS differences in 1998 to 2002, in the amount of R$ 334 and R$ 777, respectively. The company filed a defense in connection with this delinquency notice, contesting this assessment by the tax authorities. The Company’s internal and external counsel classified the risk of loss on the delinquency notice as possible, as such, no corresponding provision was recorded.

The subsidiary TIM Sul S.A. was served delinquency notices by the Santa Catarina state tax authorities in 2003 and 2004, amounting to R$ 95,666, mainly related to disputes concerning applicability of ICMS taxation on certain services provided by the subsidiary. The subsidiary is currently discussing these notices with the tax authorities and, based on the opinion of both internal and external counsel, management concluded that probable losses to be incurred in these proceedings amount to R$ 15,631, being such properly recorded.

Regulatory contingencies

Due to noncompliance with certain provisions of the Personal Mobile Service Regulation (SMP) and quality targets, defined in the General Plan of Quality Targets for SMP (PGMQ-SMP), Anatel started a proceeding for noncompliance with obligations (PADO) against the subsidiaries.

The subsidiaries have endeavored to contest the proceeding. The defense arguments, most of which having technical and juridical nature, may contribute to a significant reduction in the penalty initially applied or result in definitive PADO revocation without any penalty application. The provision for regulatory contingencies was recorded based on the amount of the penalties received for which the risk of loss is considered probable.

19. Provision for Contingencies (Continued)

Fund for Universalization of Telecommunications Services – FUST contribution tax

Anatel issued on December 15, 2005 Abridgment of Law No. 01, aiming to collect the Fust contribution tax on interconnection revenues of telecommunications service providers, as from enactment of Law No. 9998, dated August 17, 2000. The Company believes that the referred to revenue is not subject to FUST levy, based on applicable legislation (including the provisions of sole paragraph of article 6 of Law No. 9998/00), and management intends to take applicable measures to defend Company interests. Due to the different opinion of Anatel about the matter, Company internal and external legal counsel evaluated arguments for and against Anatel’s opinion and, considering the current status of the discussion about the matter, they concluded that the likelihood of an unfavorable outcome for the Company is remote. In view of this and according to applicable accounting practices, management has not recorded any corresponding provision for this matter.

20. Shareholders’ Equity

a) Capital

At December 31, 2005, the subscribed and paid in capital was represented by no par value shares as follows:

	2005	2004

Number of common shares	299,610,631,068	264,793,296,882
Number of preferred shares	579,965,856,092	437,711,795,252

	879,576,487,160	702,505,092,134

b) Capital reserve

Special Goodwill Reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with new issuance of shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by kind and class, at the time of new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

Reserve for Future Capital Increase

In March 2005, capital increases were approved at the subsidiaries TIM Nordeste Telecomunicações S.A. and TIM Sul S.A. as a consequence of the capitalization of part of the special goodwill reserve, as above mentioned. The deadline for the non controlling shareholders to exercise their preference rights ended in April of 2005, when TIM received the amount of R$ 6.401 from the shareholders who exercised their rights. When the amount was received, the exchange relation of shares described in note 2b, in which the subsidiaries became wholly owned by TIM Participações S.A., and the respective capital increases had been established. Thus, the amount received from non controlling shareholders (now shareholders of TIM Participações S.A.) was recorded as Reserve for Future Capital Increase. Management intends to propose in the Shareholder’s meeting the capitalization of such amount, without the issuance of new shares, in the benefit of all shareholders.

20. Shareholders’ Equity (Continued)

c) Income reserves

Legal reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be applied to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company may not set up the legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated deficit.

Unearned income reserve

The unearned income reserve originates from the portion of equity pickup to be financially realized, substantially represented by the capital reserve from income tax incentive set up by the subsidiary. In conformity with Law No. 10303/01, the reserve, amounting to R$ 18,838, was set up for the amount of compulsory dividends, which exceeded the realized portion of net income for 2003.

Company’s management will propose the distribuition of the reserve at the Shareholders’ Meeting due to its realization in 2005. Assuming the approval by the shareholders, the balance was transferred in its entirety to dividends payable.

20. Shareholders’ Equity (Continued)

c) Income reserves (Continued)

Reserve for expansion

The remaining balance of net income for the year ended December 31, 2005, adjusted as required by Law No. 6404/76, article 202, in the amount of R$ 299,074, comprises the balance of the income reserve for expansion account, as determined by CVM Instruction (IN) No. 59/86, and will be used in the expansion of the Company’s network and of its IT environment as well as of its subsidiaries. The accrual of the reserve for expansion is provided for in paragraph 2, article 40 of the Company’s by-laws and in article 194 of Law No. 6404/76. In addition, the investments to be made are supported by capital budget to be approved by the General Meeting as proposed by management.

d) Dividends

Dividends are calculated in accordance with the by-laws and Brazilian Corporation Law (“Lei das Sociedades por Ações”).

Based on its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting and enjoy priority on (i) the payment of capital at no premium, and (ii) payment of a minimum noncumulative dividend of 6% p.a., calculated on the result of the division of the capital stock represented by the total number of the same class of shares issued by the Company.

In order to comply with the New Corporation Law, the Company’s by-laws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends, corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

20. Shareholders’ Equity (Continued)

Dividends, which correspond to the greater of values determined within the minimum set by each of the methods provided for by the by-laws, were calculated as follows:

	2005	2004

Net income for the year	434,489	286,872
(-) Setup of legal reserve	(21,724)	(14,343)

Adjusted net income	412,765	272,529

Compulsory dividends: 25%	103,191	68,132

Interest on capital, net of withholding income tax
of 15%	59,500	25,500

Supplementary dividends	43,691	42,632

	103,191	68,132

Realization of unearned income reserve/dividends payable	18,838	2,300

Total proposed dividends and interest on capital	122,029	70,432

The balance of dividends and interest on capital payable includes amounts from prior years of R$ 9,149 (R$ 8,585 in 2004).

	2005	2004

Dividends and interest on capital per 1,000 shares
(in reais)

Common shares	0.1387	0.1003
Preferred shares	0.1387	0.1003

e) Stock option plan

On May 2, 2001, the Company’s shareholders approved a stock option plan with the following objectives:

(i) retain the services and opinions of key employees on which the Company depends respecting their judgment, initiatives and efforts;
(ii) provide key employees with a certain combination of compensation based on the Company’s market value increase; and
(iii)have general interests of key employees in line with the shareholders’ interests.

20. Shareholders’ Equity (Continued)

e) Stock option plan (Continued)

On April 26, 2005, the Company’s Board of Director approved capital increase by R$ 2,006 through issue of 595,198 lots of 1,000 preferred shares, for the price of R$ 3.37 per 1,000 shares, resulting from the exercise of share purchase options by 24 Company employees in connection with the Company’s stock option plan.

The market value of the Company’s preferred shares as of the date of capital increase was R$ 3.84 per 1,000 shares.

The term for exercise of stock options previously granted expired in 2005 and new stock options have not been granted.

21. Net Operating Income

	Consolidated

	2005	2004

Revenue from telecommunications services
Subscription charges	258,610	358,178
Use charges	1,664,512	1,246,666
Network use	940,251	822,576
Long distance service	32,797	202,963
Value-added services – VAS	218,965	118,396
Other	54,607	33,624

	3,169,742	2,782,403

Sales of products	733,530	646,772

Gross operating income	3,903,272	3,429,175

Deductions
Taxes	(813,302)	(723,716)
Discounts	(150,624)	(134,253)
Other	(21,131)	(6,574)

	(985,057)	(864,543)

	2,918,215	2,564,632

22. Cost of Services Rendered and Goods Sold

	Consolidated

	2005	2004

Personnel	(26,868)	(23,158)
Third-party services	(71,581)	(54,800)
Interconnection charges	(340,323)	(334,630)
Depreciation and amortization	(378,351)	(351,018)
Telecommunications supervision fund (Fistel)	(2,643)	(2,987)
Other	(21,336)	(17,640)

Cost of services rendered	(841,102)	(784,233)

Cost of goods sold	(536,470)	(513,662)

Total cost of services rendered and goods sold	(1,377,572)	(1,297,895)

23. Selling Expenses

	Consolidated

	2005	2004

Personnel	(66,515)	(55,152)
Third-party services	(417,093)	(318,778)
Allowance for doubtful accounts	(117,978)	(112,605)
Telecommunications supervision fund (Fistel)	(123,858)	(95,624)
Depreciation and amortization	(49,194)	(46,103)
Other	(23,468)	(19,015)

	(798,106)	(647,277)

24. General and Administrative Expenses

	Parent company

	2005	2004

Personnel	(5,919)	(12,475)
Third-party services	(12,047)	(5,735)
Depreciation and amortization	-	(892)
Other	(362)	(1,662)

	(18,328)	(20,764)

	Consolidated

	2005	2004

Personnel	(31,781)	(37,349)
Third-party services	(98,489)	(91,392)
Depreciation and amortization	(43,486)	(40,133)
Other	(12,190)	(13,568)

	(185,946)	(182,442)

25. Other Operating Income (Expenses)

	Parent company

	2005	2004

Income
Prescribed dividends	1,907	662
Other operating income	489	765

	2,396	1,427

Expenses
Taxes, charges and contributions	(805)	(992)
Goodwill amortization	(1,582)	(1,581)
Provision for contingencies	(1,063)	(2,345)
Loss on legal proceedings	(306)	(691)

	(3,756)	(5,609)

Other operating income (expenses)	(1,360)	(4,182)

	Consolidated

	2005	2004

Income
Telecommunication service fines	11,446	10,993
Prescribed dividends	3,165	1,069
Reversal of the provision for contingencies	3,566	3,223
Reversal of the allowance for doubtful accounts (a)	-	10,000
Other operating income	423	6,687

	18,600	31,972

Expenses
Taxes, charges and contributions	(16,660)	(5,907)
Goodwill amortization	(1,582)	(1,581)
Provision for contingencies	(10,242)	(9,063)
Loss on judicial proceedings	(6,130)	(4,573)
Other operating expenses	-	(684)

	(34,614)	(21,808)

Other operating income (expenses)	(16,014)	10,164

(a) refers to recovery of receivables from other operating companies.

26. Financial Income

	Parent company

	2005	2004

Interest accrued on short-term investments	2,107	731
Monetary adjustment	951	450
Other	216	757

	3,274	1,938

	Consolidated

	2005	2004

Interest accrued on short-term investments	137,701	103,567
Monetary adjustment	6,716	7,313
Interest on accounts receivable	9,985	17,520
Other	4,144	5,213

	158,546	133,613

27. Financial Expenses

	Parent company

	2005	2004

Interest on borrowings from related parties	(602)	(2,372)
PIS/COFINS on financial income	(9,602)	(5,608)
Monetary adjustment	(17)	-
CPMF	(617)	(656)
Other	(337)	(1,494)

	(11,175)	(10,130)

	Consolidated

	2005	2004

Interest on loans and financing	(10,454)	(2,224)
PIS/COFINS on financial income	(12,334)	(15,957)
Monetary adjustment	(772)	(5,540)
Interest on taxes and charges	(2,581)	(4,597)
CPMF	(16,251)	(13,636)
Discounts granted	(18,642)	(14,836)
Credit card companies charges	(14,881)	(5,913)
Other	(7,719)	(6,098)

	(83,634)	(68,801)

28. Non-operating Result

	Parent
	company	Consolidated

	2004	2005	2004

Income
Investment disposals	898	-	898
Fixed asset disposals	1,769	3,413	1,977

	2,667	3,413	2,875

Expenses
Loss on change in shareholding
percentage	(5,950)	-	(5,950)
Cost of fixed assets disposed of	(1,714)	(5,673)	(1,517)

	(7,664)	(5,673)	(7,467)

Non-operating result	(4,997)	(2,260)	(4,592)

29. Financial Instruments and Risk Management

Risk factors

The risk factors affecting the Company and its subsidiaries instruments are the following:

(i) Exchange rate risk

The exchange rate risk relates to the possibility of the Company and its subsidiaries computing losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At December 31, 2005, financings of the Company and its subsidiaries indexed to the “UMBNDES” exchange variance of a basket of currencies are 100% covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results.

There are no significant financial assets indexed to foreign currencies.

29. Financial Instruments (Continued)

(ii) Interest rate risk

Interest rate risk refers to:

- possible variation in the fair value of financing subject to pre-fixed interest rates, if such rates do not reflect current market conditions. In order to mitigate this type of risk, the Company and its subsidiaries enter into hedging contracts with financial institutions. Gain or loss from these hedge contracts is charged to operating results;

- possible unfavorable interest rate change, which would lead to an increase in financial expenses of the Company and its subsidiaries on debts and hedging operations entered into at variable interest rate. At December 31, 2005, financial resources of subsidiaries were mainly invested in Interbank Deposit Certificates (CDI), which significantly reduces this risk.

(iii) Credit risk related to services rendered

This risk relates to the possibility of the Company and its subsidiaries to incur losses arising from the difficulty in collecting accounts receivable billed to subscribers. In order to mitigate this risk, the Company and its subsidiaries perform credit rating analyses to support management of risk related to collection problems and also monitor accounts receivable from subscribers, disabling telephone lines of defaulting subscribers.

(iv) Credit risk related to sale of telephone sets and prepaid telephone cards

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of security interests are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners. There are no customers accounting for more than 10% of accounts receivable from sale of goods at December 31, 2005 and 2004 or income from sale of goods in 2005 and 2004.

29. Financial Instruments (Continued)

(v) Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing short-term investments and hedge contracts.

The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company and its subsidiaries.

Market value of financial instruments

The estimated market value of financial instruments, mainly of cash and cash equivalents, accounts receivable and short-term financial instruments approximates the corresponding book value considering that maturity of these instruments is within short-term. Financial instruments whose market value differs from book value at December 31, 2005 are as follows:

	2005		2004

		Market		Market
	Book value	value	Book value	value

Loans and financing	125,971	123,133	103,615	103,038
Hedge contracts	4,812	4,206	477	(340)

The market value of loans and financing and of hedge contracts was determined through discounted future cash flows and use of interest rates applicable to instruments of similar nature involving the same conditions and risks, or is based on market quotations for such instruments.

Market value was estimated for a certain period, based on available information and own valuation methodology. Changes in assumptions may significantly affect such estimates.

30. Pension Plans and Other Post-Employment Benefits

TIM Participações S.A. and its subsidiaries have been sponsoring a private pension plan for defined benefits for a group of employees of the former TELEBRÁS system, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Considering that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans by sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries in 2002, alike other companies resulting from the former TELEBRÁS system, started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies and allowing the possibility of migration to this plan of the group of employees linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplemental Pension Plans, through official ruling No. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of the TIMPREV Benefits Plan, for defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under the new plan, the contribution on the part of the sponsoring company shall be of 100% of the amount of the basic contribution on the part of participants, and the managing entity of TIMPREV shall ensure, on the terms and conditions of the approved plan statutes, the benefits listed below, not being held liable for granting any other, even if the government official social security adventitiously starts granting them to beneficiaries:

  Normal pension
  Advance pension
  Disability pension
  Deferred proportional benefit
  Death pension

However, as not all employees of the controlled companies and their subsidiaries have migrated to TIMPREV plan, the pension and health plans deriving from the TELEBRÁS system continue existing and are briefly set out below:

PBS: benefits plan of SISTEL, for defined benefits which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

30. Pension Plan and Other Post-Employment Benefits (Continued)

“PBS Assistidos”: private pension plan for employees receiving benefits (inactive), for multi-sponsored benefits;

“Convênio de Administração”: covenant for managing pension payment to pensioners of the predecessors of the controlled companies;

PAMEC: health plan granted to pensioners of the predecessors of the controlled companies;

PBT: plan for defined benefits for pensioners of the predecessors of the companies and their subsidiaries;

PAMA: health plan for retired employees and their dependents, on a shared cost basis.

The actuarial position of assets and liabilities of said plans, in accordance with the rules established by IBRACON NPC-26, approved by CVM Instruction No. 371, presents a surplus not recorded by the Company due to the impossibility of refund thereof, and contributions on the part of sponsor will not be reduced in the future.

The Company is sponsor, as successor from the partial spin-off of Telecomunicações do Paraná S.A. - TELEPAR, of the pension supplementation plans introduced in 1970 by a Collective Agreement Document, approved by the Atypical Contractual Relationship Document entered into by the Company and the labor unions representing the major professional categories of employees.

In the year ended December 31, 2005, the contributions to TIMPREV totaled R$ 296, of which R$ 123 were contributed by TIM Nordeste Telecomunicações S.A and R$ 173 by TIM Sul S.A. (R$ 340 by TIM Nordeste Telecomunicações S.A. and R$ 198 by TIM Sul S.A, in 2004).

The actuarial position of assets and liabilities related to pension and health care plans as of December 31, 2005 is shown below, considering the rules defined in IBRACON NPC-26, as approved by CVM Instruction 371 for the plans existing prior to TIMPREV, and which still have active members.

30. Pension Plan and Other Post-Employment Benefits (Continued)

Parent company

a) Effects recognized as of December 31:

	Plans		Total

	PBS	PAMA	2005	2004

Present value of actuarial liabilities	6,490	467	6,957	6,355

Present value of actuarial liabilities	6,490	467	6,957	6,355
Fair value of plan assets	(10,404)	(329)	(10,733)	(9,000)

Present value of liabilities in excess of fair
value of assets	(3,914)	138	(3,776)	(2,645)

Net actuarial liabilities (assets)	(3,914)	138	(3,776)	(2,645)

No asset was recognized by the sponsors due to the impossibility of refund of this surplus and because contributions on the part of sponsors will not be reduced in the future.

b) Changes in net actuarial liabilities (assets)

	Plans

	PBS	PAMA

Net actuarial liabilities (assets) at 12/31/04	(2,742)	96

Expenses (income) recognized in the prior year	(894)	(3)
Sponsor’s contributions	(6)	-
Recognized actuarial (gains) losses	(272)	45

Net actuarial liabilities (assets) at 12/31/05	(3,914)	138

c) Statement of losses (gains)

	Plans

	PBS	PAMA

(Gain) Loss on actuarial liabilities	352	71
(Gain) Loss on plan assets	(624)	(26)

(Gain) Loss at 12/31/05	(272)	45

Corridor calculation (10% of equity and liabilities)	1,040	47

30. Pension Plan and Other Post-Employment Benefits (Continued)

Parent company (Continued)

d) Reconciliation of present value of liabilities

	Plans

	PBS	PAMA

Value of liabilities as of 12/31/04	5,969	386
Cost of current service	7	1
Interest on actuarial liabilities	648	43
Benefits paid during the year	(486)	(34)
Liabilities	352	71

Value of liabilities as of 12/31/05	6,490	467

e) Reconciliation of fair value of assets

	Plans

	PBS	PAMA

Fair value of assets at 12/31/04	8,711	289
Benefits paid in the year	(486)	(34)
Participants’ contributions	5	-
Sponsor’s contributions	6	1
Actual yield of plan assets in the year	2,168	73

Value of liabilities at 12/31/05	10,404	329

f) Expenses expected for 2006

	Plans

	PBS	PAMA

Cost of current service (with interest)	8	1
Interest on actuarial liabilities	705	52
Expected yield of plan assets	(1,397)	(44)

Total expenses recognized	(684)	9

Expected participants’ contributions for next year	(5)	-

Total net expenses (income) to be recognized	(689)	9

30. Pension Plan and Other Post-Employment Benefits (Continued)

Consolidated

a) Effects recognized at December 31:

	Consolidated

	Plans						Total

		PBS	Convênio de
	PBS	Assistidos	Administração	PAMEC	PBT	PAMA	2005	2004

Reconciliation of assets and liabilities at 12/31/05

Present value of actuarial liabilities	22,879	4,507	863	79	1,389	2,823	32,540	28,853

Fair value of plan assets	(35,508)	(5,838)	(1,677)	(189)	(1,725)	(1,987)	(46,924)	(40,338)

Present value of liabilities in excess of fair
value of plan assets	(12,629)	(1,331)	(814)	(110)	(336)	836	(14,384)	(11,485)

Net actuarial liabilities / (assets)	(12,629)	(1,331)	(814)	(110)	(336)	836	(14,384)	(11,485)

No asset was recognized by the sponsors due to the impossibility of refund of this surplus and because contributions on the part of sponsors will not be reduced in the future.

b) Changes in net actuarial liabilities (assets)

	Plans

		PBS	Convênio de
	PBS	Assistidos	Administração	PAMEC	PBT	PAMA

Actuarial liabilities (assets) at 12/31/04	(9,401)	(1,246)	(814)	(97)	(390)	463

Expenses (income) recognized in prior year	(2,994)	(188)	(170)	(19)	(127)	7
Sponsor's contributions	(77)	-	-	-	-	(16)
Actuarial (gains) losses recognized	(157)	103	170	6	181	382

Net actuarial liabilities (assets) at 12/31/05	(12,629)	(1,331)	(814)	(110)	(336)	836

30. Pension Plan and Other Post-Employment Benefits (Continued)

Consolidated (Continued)

c) Statement of losses (gains)

	Plans

	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

(Gain) Loss on actuarial liabilities	1,130	248	81	9	93	888
(Gain) Loss on plan assets	(1,310)	(145)	89	(3)	88	(506)
(Gain) Loss on employees' contributions	23	-	-	-	-	-

(Gain) Loss at 12/31/05	(157)	103	170	6	181	382

Corridor calculation (10% of equity and liabilities )	3,551	584	168	19	172	282

d) Reconciliation of present value of liabilities

	Plans

	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Value of liabilities at 12/31/04	20,762	4,149	764	64	1,267	1,847
Cost of current service	208	-	-	-	-	26
Interest on actuarial liabilities	2,269	450	83	6	137	205
Benefits paid in the year	(1,490)	(340)	(65)	-	(108)	(143)
Liabilities	1,130	248	81	9	93	888

Liabilities at 12/31/05	22,879	4,507	863	79	1,389	2,823

e) Reconciliation of fair value of assets

	Plans

	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Fair value of assets at 12/31/04	30,163	5,396	1,578	160	1,657	1,384
Benefits paid in the year	(1,490)	(340)	(65)	-	(108)	(143)
Participants' contributions	60	-	-	-	-	-
Sponsor's contributions	77	-	-	-	-	16
Actual yield of plan assets in the year	6,698	782	164	29	176	730

Liabilities at 12/31/05	35,508	5,838	1,677	189	1,725	1,987

30. Pension Plan and Other Post-Employment Benefits (Continued)

f) Expenses expected for 2006

	Plans

	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Cost of current service (with interest)	89	-	-	-	-	24
Interest on actuarial liabilities	2,497	489	94	9	151	314
Expected yield of plan assets	(4,786)	(779)	(226)	(26)	(229)	(268)

Total expenses recognized	(2,200)	(290)	(132)	(17)	(78)	70

Expected participants' contributions for the
next year	(60)	-	-	-	-	-

Total net expenses (income) to be recognized	(2,260)	(290)	(132)	(17)	(78)	70

Actuarial assumptions adopted in the calculation

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate of actuarial liabilities:	11.30% p.a.
Estimated nominal yield rate of plan assets:	13.75% p,a,
Estimated nominal rate of salary increase:	7.10% p,a,
Estimated nominal rate of benefit increase:	5.00% p,a,
Biometric general mortality table:	UP94 severity-adjusted 2 years segregated by sex
Biometric disability table:	Mercer Disability Table
Estimated turnover rate:	Nil
Retirement likelihood:	100% upon first eligibility to a plan benefit
Estimated long-term inflation rate	5.00%
Computation method	Projected Credit Unit Method

31. Officers Compensation

Officers compensation in 2005 totaled R$ 1,385, less than the amount approved at the Ordinary Shareholders’ Meeting held in March 2005.

32. Insurance (unaudited)

As of December 31, 2005, the Company and its subsidiaries have insurance cover against fire and sundry risks for inventories and fixed assets, Management considers the amounts sufficient to cover any losses, based on the risks and amounts involved.

33. Commitments (unaudited)

On the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries committed themselves to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by said authorization. Subsidiaries are subject to penalties if the terms of the authorization are not complied with.

Anatel started administrative proceedings against the subsidiaries for noncompliance with certain service quality ratios provided for in the Personal Mobile Service (SMP) authorizations in 2003 and 2004, The subsidiaries submitted answers to Anatel explaining that noncompliance with certain quality ratios was mainly due migration from Mobile Service (SMC) to SMP, change in the long-distance system, as well as the implementation of GSM network. The subsidiaries cannot forecast the outcome of Anatel proceedings at this point. The provision for regulatory contingencies recorded in the balance sheet reflects the expected losses, per management’s expectations.

34. Supplementary Information (2004 unaudited)

a) Statements of cash flows

	Parent company		Consolidated

	2005	2004	2005	2004

Operating activities
Net income for the year	434,489	286,872	399.200	265.935
Adjustments to reconcile net income to cash:
Depreciation and amortization	1,582	2,472	532.357	382.984
Losses on nonoperating investments	-	5,950	-	-
Equity pickup	(463,407)	(334,788)	-	-
Book value of permanent asset disposal	-	1,794	5.723	1.643
Interest on capital received	126,037	30,108	-	-
Deferred income tax and social contribution	219	1,230	775	15.109
Minority interests		-	21,464	45.526
Interest, monetary and exchange variations on loans		-	16,396	8,657
Supplementary pension plan	(113)	(36)	(113)	(36)
Allowance for doubtfull accounts	-	-	117.978	112.605

Effect of mergers:
Current assets	-	-	-	(395,379)
Current liabilities	-	-	-	340,797
Noncurrent assets	-	(884)	-	(101,958)
Investment	-	(889,316)	-	-
Property, plant and equipment	-	(2,621)	-	(662,453)
Noncurrent liabilities	-	18,604	-	53,195
Minority interests	-	-	-	165,891
Net assets	-	881,581	-	881,579

Decrease (increase) in operating assets
Trade receivables	-	-	(233.191)	(281,925)
Taxes recoverable	3,547	373	(31.107)	20.635
Inventories	-	-	(34.680)	(18.579)
Related Parties	108	7,364	(18.221)	241
Other current assets	180	(412)	(4.440)	(4,703)
Other noncurrent assets	(119)	580	812	(13.103)

Increase (decrease) in operating liabilities
Labor charges	624	(10,180)	1.843	(2.668)
Suppliers	2,567	59	365.699	280.614
Taxes payable	(5,397)	9,916	(7.479)	15.862
Accrued interest	572	-	10.185	11.124
Related Parties	(34,948)	34,948	42.098	(10.391)
Other current liabilities	(1,100)	(18,604)	(1.548)	7.312

Net cash generated by operating activities	64,841	27,401	1,183,751	1,127,920

Investing activities
Capital increase – stock option plan	2,006	-	2,006	-
Capital reserve increase	6,401	-	6,401	-
Purchase of fixed assets	-	-	(683,122)	(579,879)

	8,407	-	(674,715)	(579,879)

Financing activities
New loans	-	-	85,319	20,000
Amortization of loans	-	-	(76,034)	(102,552)
Concessions paid	-	-	-	(18,816)
Dividends and interest on capital	(68,575)	(36,315)	(92,885)	(9,063)

	(68,575)	(36,315)	(83,600)	(110,431)

Increase (decrease) in cash and cash equivalents	4,673	(8,914)	425,436	437,610

34. Supplementary Information (2004 unaudited) (Continued)

Supplemental cash flow information

Income and social contribution taxes paid	-	-	71,743	58,505

Interest paid	-	-	10,067	85,086

Capitalized Interest			1,352	6,476

Merger of shares from TIM Nordeste and TIM Sul
	415,069	-	415,069	-

b) Statements of value added

	Parent company		Consolidated

	2005	2004	2005	2004

Income
Gross operating revenue	-	-	3,903,272	3,429,175
Losses and allowance for doubtful accounts	-	-	(117,978)	(112,605)
Discounts	-	-	(171,756)	(140,827)
Net operating income (expenses)	-	(4,997)	(2,260)	(4,592)

	-	(4,997)	3,611,278	3,171,151

Consumables from third parties
Cost of services rendered and goods sold	-	-	(950,678)	(905,598)
Materials, energy, third-party services and others	(11,171)	(8,026)	(545,399)	(410,449)

	(11,171)	(8,026)	(1,496,077)	(1,316,047)

Retentions
Depreciation and amortization	(1,582)	(2,472)	(532,357)	(498,142)

Net added value generated	(12,753)	(15,495)	1,582,844	1,356,961

Added value received in transfer
Gain on investments	463,407	334,788	-	-
Financial income	3,274	1,938	167,716	157,569

	466,681	336,726	167,716	157,569

Total added value available for distribution	453,928	321,231	1,750,560	1,514,530

Distribution of added value
Payroll and related charges	5,091	10,427	107,394	99,096
Taxes and contributions	13,318	19,163	1,127,918	987,097
Interest and rentals	1,030	4,769	94,584	92,289
Minority interest	-	-	21,464	70,113
Dividends and interest on capital	132,529	72,632	132,529	72,632
Retained earnings	301,960	214,240	266,671	193,303

	453,928	321,231	1,750,560	1,514,530

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 01, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer